SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 15, 2011
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on February 15, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 15 February 2011
ING to sell most of REIM for USD 1.0 billion
•	ING to sell three ING REIM businesses to CB Richard Ellis for USD 940 million

•	ING to sell one ING REIM business to management and Lightyear for USD 100 mln

•	ING to also sell up to approx. USD 100 mln in equity stakes in some ING REIM funds

•	Sales expected to deliver an after-tax gain on disposal of approximately EUR 500 mln
ING announced today that it has reached agreement to sell the majority of its ING Real Estate Investment Management business (ING REIM) in two separate transactions for a combined price of approximately USD 1.0 billion (EUR 770 million). In addition, as part of the overall transactions, ING has also agreed to sell up to approximately USD 100 million of its equity interest in existing ING REIM funds.
“With these transactions we continue to deliver on our strategic objectives of reducing exposure to real estate, simplifying our company and further strengthening our capital base,” said Jan Hommen, CEO of ING Group.
ING has entered into an agreement with CB Richard Ellis Group, Inc., to sell ING REIM Europe, ING REIM Asia and Clarion Real Estate Securities (CRES), ING REIM’s US-based manager of listed real estate securities, as well as part of ING’s equity interests in funds managed by these businesses. The proceeds for these REIM businesses and the equity interests amount to approximately USD 1.0 billion. ING REIM Europe, ING REIM Asia and CRES combined have EUR 44.7 billion in assets under management as of 31 December 2010. CB Richard Ellis Group is a leading global commercial real estate services firm.
In a separate transaction, ING has agreed to sell the private market real estate investment manager of its US operations, Clarion Partners, to Clarion Partners management in partnership with Lightyear Capital LLC for USD 100 million. Clarion Partners has EUR 16.5 billion in assets under management as of 31 December 2010. Lightyear is a US-based private equity firm.
The Real Estate Investment Management business in Australia (ING REIMA), with EUR 4.8 billion in assets under management as of 31 December 2010, is not included in these transactions. Within the context of the previously announced evaluation, ING finalised the review of the strategic options and implementation has commenced. As a result ING will undertake a phased withdrawal from its Australian real estate investment management activities in a timely and controlled manner.
In the transaction with CB Richard Ellis, ING Insurance has agreed to continue its asset management mandate with CB Richard Ellis as the new manager of the funds. ING Bank will continue to have an equity interest in some REIM funds in Europe, Asia, the US and Australia. The equity stakes held by the Bank will be monetised over time as it continues to steadily reduce its exposure to real estate.
Combined, the transactions are expected to result in an after-tax gain on disposal of approximately EUR 500 million at current exchange rates. The final terms are subject to potential adjustments at closing, customary for this kind of transaction.

William Connelly, CEO of ING Commercial Banking, said: “We are pleased to have found in CB Richard Ellis, and Clarion Partners management together with Lightyear, dedicated and solid partners to build on the leading positions of these REIM businesses and ensure continuity of investment teams in managing client assets in their best interests.”
CB Richard Ellis Group, Inc., a Fortune 500 company headquartered in Los Angeles, is the world’s largest commercial real estate services firm (in terms of 2010 revenue). The company has approximately 31,000 employees (excluding affiliates), and serves real estate owners, investors and occupiers through more than 300 offices (excluding affiliates) worldwide.
Lightyear Capital LLC is a recognized private equity firm in the US that specializes in investing in financial services companies. With a successful track record of investing in well-managed, high-performing companies poised for strong future growth, Lightyear currently manages approximately USD 3 billion in committed capital. Lightyear’s principals average more than 25 years of experience across the financial services industry.
ING Real Estate Development and ING Real Estate Finance are not impacted by the transactions disclosed in today’s announcement and will continue to be part of ING Bank.
Both transactions are expected to close in the second half of 2011 and are subject to approvals by certain stakeholders including various regulators.

Press enquiries	Investor Inquiries
Victorina de Boer	Alexander Mollerus
+31 20 541 5469	+31 20 541 6482
Victorina.de.Boer@ing.com	Alexander.Mollerus@ing.com
About ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 30 September 2010, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 107,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important Legal Information
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (15) ING’s ability to achieve projected operational synergies, (16) reporting the US Legacy VA business as a separate business line, and (17) implementation of fair value accounting for Guaranteed Minimum Withdrawal Benefits for the US insurance businesses. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: February 15, 2011